September 2, 2008
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comments dated July 29, 2008

          We are responding to comments received from the Staff of the SEC by letter dated July 29, 2008 regarding our annual report on Form 10-K for the year ended December 31, 2007 and our definitive proxy statement filed April 9, 2008. For your convenience, our responses are prefaced by the Staff’s comments in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible.
Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements, page 49
Note 14 — Segment Geographic Information, page 77
1.	Your response to prior comment 5 indicates that you have concluded you operate as a “matrix” organization and that, in such instances, paragraph 15 of SFAS 131 prescribes that operating segments should be based upon the products and services provided, rather than the geographic organization. However, the example in paragraph 15 of SFAS 131 describes a circumstance where certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The structure described in your response does not appear to involve overlapping responsibility for product and service lines and geographic areas. Rather, the structure appears to involve certain functions, such as marketing, finance, legal and asset management and engineering, which are managed on a centralized basis, with other functions that are managed on a geographic, or de-centralized, basis. Given the differences between the matrix structure described in paragraph 15 of SFAS 131, and the centralized/de-centralized structure described in your response, explain to us why you believe paragraph 15 of SFAS 131 is relevant to an analysis of your segment reporting. In this regard, describe for us in greater detail your operating and reporting structure, and explain why you believe you operate as a matrix organization. As part of your response, please provide an organization chart.

Company Response:

We determined that paragraph 15 of SFAS 131 is relevant to our segment reporting due to the fact that we have overlapping responsibilities between service line managers and country managers for our business. Our service lines consist of offshore drilling services, which constitute over 93% of our business, and our land drilling operations. Since we compete in a worldwide market, our service line managers are part of the central organization and have primary responsibility for revenue and direct costs of the global service lines, while country level managers have primary responsibility for cost management and service delivery in their location. Our CODM reviews operating results and allocates resources based on our services lines and geographic locations. This structure results in overlapping financial responsibility of our business.
Our operations are organized and managed by Country Managers based on the country in which the rig is operating. The determination of market location of our rigs is made by the service line leaders, not by the Country Managers. Our Country Managers and their local staff also have reporting requirements to the centralized functional management. The functional managers have responsibility for corporate strategy, customer relationship and development, standardization of policies and approval of capital initiatives. Functional managers are responsible for the worldwide operating results and performance for each service line, whereas Country Managers have responsibility for operating results and performance of the assets deployed to their location by the functional managers. The differences in the accountability between functional managers of our service lines and our country management create overlapping responsibilities. We concluded that we are organized on more than one basis, which is consistent with the example in paragraph 15 of SFAS 131 and that paragraph 15 of SFAS 131 requires us to report segments based on our service lines.
We are supplementally furnishing an organizational chart with the hard copy of this letter pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934. We hereby request that such chart be returned to us upon completion of your review and that, pending its return, it not be disclosed in response to any inquiry under the Freedom of Information Act.
Financial Statements and Supplementary Data, page 49
Note 14 — Segment Geographic Information, page 77
2.	Your response in prior comment 5 indicates that your chief executive officer makes asset allocation decisions and evaluates performance for your offshore drilling fleet. However, your response does not describe the information that your chief executive officer reviews in connection with these functions. Describe for us, in reasonable detail, the information reviewed by your chief executive officer. As part of your response, explain how the information by rig type, similar to that provided on page 34 of your filing, is considered in connection with allocating resources and evaluating performance. Additionally, please provide a copy of a complete set of information recently reviewed by your chief executive officer, in connection with allocating resources and evaluating performance.

Company Response:

In assessing performance and deciding how to allocate resources, our CEO reviews consolidated financial income statement information and certain selected disaggregated income statement information based on operating country, rig class and rig. Balance sheet information is presented on a consolidated basis. Additional financial information is provided to enable further analysis, as necessary. Financial information reviewed includes:
•	Monthly Financial Update, which contains consolidated balances and results of operations, service line and country specific results and comparisons to budget. This update is presented monthly to the CEO to monitor actual results against budgets and to review financial performance for the period.

•	Financial Package Actual Book, which contains quarterly financial statement data, including consolidated balance sheet and income statement information, disaggregated income statement data by asset class, internal MD&A, variance analysis and statistical performance analysis. This book is used by the CEO for the preparation of reports to the board of directors and analyst calls and presentations.

•	Financial Package Forecast Book, which contains quarterly information similar to the Actual Book with comparisons against budgeted and forecasted income statements for the current fiscal year. Forecast information is disaggregated by asset class and rig. This book is used by the CEO to evaluate financial performance against anticipated financial results, as well as to provide forward guidance to the public.
Sample copies of the three documents listed above, which constitute a complete set of information recently reviewed by the CEO in connection with allocating resources and evaluating performance, are being supplementally furnished with the hard copy of this letter pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934. We hereby request that such copies be returned to us upon completion of your review and that, pending their return, they not be disclosed in response to any inquiry under the Freedom of Information Act.
In addition to the regular financial information distributed to the CEO, the CEO will from time-to-time request specific presentations of financial results. The CEO also reviews safety statistics, human resource requirement reports, rig availability and marketing reports, and maintenance and capital expenditure plans as part of his on-going responsibility for the strategic management and long-term returns on capital deployed.
Our CEO reviews disaggregated financial data, including asset class information, as part of his evaluation of the offshore drilling service line. We provide disaggregated information by asset type in our periodic reports and earnings releases as we believe this information is helpful to users of our financial statements. While such information is not required to be disclosed in the footnotes, we believe that disclosure of information by asset type is consistent with the principles of the enterprise-wide disclosure requirements of paragraphs 36-37 of SFAS 131, which we followed for our disclosures of revenue by asset type in Note 14 to our consolidated financial statements. The asset classes, deepwater, midwater and jackups, are widely used by financial statement users to analyze the offshore drilling market. By disaggregating the results of our offshore drilling services in this manner, we provide financial statement users with data that is easily compared to our peer companies. We note that our caption on page 34 in our filing is titled “Segment Review,” and we propose to change the caption to “Asset Class Review” in future filings.
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          Please contact Brian Voegele or Greg Looser of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions or comments.

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